FIBROBIOLOGICS, INC.

455 E. Medical Center Blvd.

Suite 300

Houston, Texas 77598

March 27, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

RE:	FibroBiologics, Inc. (the “Company”)
Registration Statement on Form S-1
Filed March 27, 2026
File No. 333-294713

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-294713) be accelerated by the Securities and Exchange Commission to 5:15 P.M. (Eastern Time) on March 31, 2026, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to Barrett S. DiPaolo of Sichenzia Ross Ference LLP at 646-810-2173, and that such effectiveness also be confirmed in writing.

Very truly yours,

FibroBiologics, Inc.

By:	/s/ Ruben A. Garcia
Name:	Ruben A. Garcia
Title:	General Counsel